


04017218

SECURITIES ..... MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/03___ AND ENDING ___03/31/04___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royce Fund Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
AUG - 4 2005

1414 Avenue of the Americas

(No. and Street)

New York, NY   613   10019

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Palasits   (212) 508-4561

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – if individual, state last, first, middle name)

250 W. Pratt St., Baltimore, MD 21201-2304

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 09 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accounta must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(

OATH OR AFFIRMATION

I, _____John D. Diederich_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Royce Fund Services, Inc._____ , as of _____March 31,_____ , 20__04____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____President_____

Title

Esperanza L. Spaulding

Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Table of Contents



PricewaterhouseCoopers LLP
250 West Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors and Stockholder of
Royce Fund Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of earnings, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Royce Fund Services, Inc. (the "Company"), a wholly owned subsidiary of Royce & Associates, LLC, at March 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital under Rule 15c3-1 and the computation of determination for reserve requirements and information relating to possession or control requirements of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baltimore, Maryland
May 3, 2004

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Financial Condition
March 31, 2004

Assets

Cash	$	1,537,553
Deferred sales charges		82,705
Other assets		9,073
Total assets	$	1,629,331

Liabilities and Stockholder's Equity

Liabilities:

Accrued commissions	$	1,005,667
Payable to Parent		30,352
Income taxes payable		33,536
Total liabilities		1,069,555

Stockholder's equity:

Common stock, $1 par value; 20,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		259,000
Retained earnings		299,776
Total stockholder's equity		559,776
Total liabilities and stockholder's equity	$	1,629,331

The accompanying notes are an integral part of these financial statements

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Earnings
For the Year Ended March 31, 2004

Revenues:	
Distribution fees, net of waivers	$ 8,513,041
Expenses:	
Distribution fees to brokers	8,023,809
Advertising	135,750
Printing	100,701
Insurance	35,613
Amortization of deferred sales charges	43,460
Other	2,369
Total expenses	8,341,702
Earnings before income tax expense	171,339
Income tax expense	61,082
Net earnings	$ 110,257

The accompanying notes are an integral part of these financial statements

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at March 31, 2003	1,000	$ 1,000	$ 259,000	$ 189,519	$ 449,519
Net earnings	-	-	-	110,257	110,257
Balance at March 31, 2004	1,000	$ 1,000	$ 259,000	$ 299,776	$ 559,776

The accompanying notes are an integral part of these financial statements

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Cash Flows
For the Year Ended March 31, 2004

Cash flows from operating activities:		
Net earnings	$	110,257
Non-cash items included in earnings:		
Amortization of deferred sales charges		43,460
Net changes in assets and liabilities:		
Payable to Parent		33,323
Other assets		18,761
Accrued commissions		598,067
Income taxes payable		33,536
Cash provided by operating activities		837,404
Cash at the beginning of the period		700,149
Cash at the end of period	$	1,537,553
Cash paid for income taxes	$	8,106

1. Summary of Significant Accounting Policies

A. Organization

Royce Fund Services, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LLC (the "Parent"), which is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is the distributor of shares of The Royce Fund, an open-end registered investment company which has multiple portfolios (hereinafter referred to as the "Funds").

B. Operations

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing and servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the assets of the Consultant Classes of Pennsylvania Mutual Fund, Royce TrustShares Fund, Total Return Fund and Royce Micro Cap Fund, a monthly fee equal to 1% per annum of their respective fund assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Financial Intermediary Class of Royce Opportunity, Micro Cap, Total Return and Premier Funds. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Investment Class of the Royce Low-Priced Stock, TrustShares, Value, Value Plus, Technology Value, Royce 100, Discovery, and Financial Services Funds. For the year ended March 31, 2004, the Company voluntarily waived the following fees from the Investment Class shares:

Royce Low-Priced Stock	$ 6,564,724
Royce TrustShares	35,407
Royce Value	7,677
Royce Value Plus	29,990
Royce Technology Value	65,939
Royce 100	4,072
Royce Discovery	1,757
Royce Financial Services	570

In addition, the Royce TrustShares Consultant B Class has a contingent deferred sales charge that may be imposed on the redemption of such shares. Payments made in

advance to distributors are capitalized and amortized over six years. The Company reviews the unamortized balance for impairment annually.

Because the Company serves as distributor only for certain mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand-alone company.

C. Cash
The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company believes it has no credit risk with respect to those accounts.

D. Use of Estimates
The financial statements are prepared in accordance with accounting principals generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

2. Income Taxes

The Company files a consolidated federal income tax return with Legg Mason and files separate state income tax returns. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as income tax expense and income taxes payable. The provision for federal income taxes was determined as if the Company filed a separate return. The provision for income taxes consists of:

Federal	$ 59,369
State	1,713
	$ 61,082
Current	$ 61,082
Deferred	-
	$ 61,082

The Company's effective income tax rate differs from the statutory federal tax rate as a result of state income taxes.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net

capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2004, the Company had net capital of $422,998, which was $351,694 in excess of required capital of $71,304. The Company's percentage of aggregate indebtedness to net capital was 252.9%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through a transfer agent on a fully-disclosed basis.

4. **Commitments and Contingencies**

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

5. **Related Party Transactions**

Distribution fees to brokers includes $5,986,459 paid to a subsidiary of Legg Mason.

SUPPLEMENTAL SCHEDULES

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2004

Total capital and allowable subordinated liabilities			$ 559,776
Deductions and/or charges			
Deferred sales charges	$ 82,705		
Other assets	9,073		
Total non-allowable assets		$ 91,778	
Excess fidelity bond deductible		45,000	
Total deductions and/or charges			136,778
Net capital before haircuts on securities positions			422,998
Haircuts on securities positions			-
Net Capital			422,998

Computation of Alternate Net Capital Requirement

Computed net capital required (6-2/3% of total aggregate indebtedness)	$ 71,304	
Minimum dollar net capital requirement	5,000	
Net capital requirement		71,304
Excess net capital		$ 351,694
Total aggregate indebtedness		$ 1,069,555
Percentage of aggregate indebtedness to net capital		252.9%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5.

There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, Inc. and included in its unaudited Part IIA FOCUS filing as of April 26, 2004.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2004

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(1) of the Rule as all customer transactions are cleared through a transfer agent on a fully-disclosed basis.

OTHER INFORMATION



PricewaterhouseCoopers LLP
250 West Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors on Internal
Control Required by SEC Rule 17a-5

To the Board of Directors of Royce Fund Services, Inc.:

In planning and performing our audit of the financial statements and supplemental
schedules of Royce Fund Services, Inc. (the "Company") for the year ended March 31,
2004, we considered its internal control, including control activities for safeguarding
securities, in order to determine our auditing procedures for the purpose of expressing our
opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the
"SEC"), we have made a study of the practices and procedures followed by the Company,
including tests of compliance with such practices and procedures, that we considered
relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under
    Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform
custodial functions relating to customer securities, we did not review the practices and
procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
    and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8
    of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
    System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess
    margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of control and of the practices and
procedures referred to in the preceding paragraph, and to assess whether those practices
and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baltimore, Maryland
May 3, 2004